Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 23 DATED FEBRUARY 4, 2014
TO THE PROSPECTUS DATED FEBRUARY 6, 2013
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 21 dated January 10, 2014 and supplement no. 22 dated January 10, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office property containing 426,657 rentable square feet in Salt Lake City, Utah.
Probable Real Estate Investment
222 Main
On January 31, 2014, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire an office property containing 426,657 rentable square feet located on approximately 1.6 acres of land in Salt Lake City, Utah (“222 Main”). The seller is not affiliated with us or our advisor.  The contractual purchase price of 222 Main is $170.5 million plus closing costs.  We intend to fund the purchase of 222 Main with proceeds from a mortgage loan from an unaffiliated lender, proceeds from this offering and other sources. We are currently negotiating the terms of the mortgage loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $7.5 million of earnest money.
222 Main was built in 2009. As of February 1, 2014, 222 Main was approximately 85% leased to 16 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of 222 Main is approximately $10.4 million. The current weighted-average remaining lease term for the tenants is approximately 9.0 years.  The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $33.55 per square foot.
Currently, 222 Main has two tenants that individually occupy more than 10% of the total rentable square feet of the building. The first tenant is in the investment banking industry. This tenant occupies 176,373 rentable square feet, or approximately 41% of the total rentable square feet. Its lease expires on May 31, 2025, with three five-year extension options. The tenant also has a one-time option to terminate its entire lease or a portion of its lease, in whole-floor segments, effective May 31, 2021, upon submitting a written notice of termination no later 12 months prior to the lease expiration date and no earlier than 24 months prior to such date, subject to a termination fee. As of February 1, 2014, the annualized base rent (net of rental abatements) for this tenant was approximately $4.7 million, the remaining lease term was approximately 11.3 years and the average annual rental rate (net of rental abatements) over the remaining lease term was $35.54 per square foot.
The second tenant is in the legal services industry. This tenant occupies 76,257 rentable square feet, or approximately 18% of the total rentable square feet. Its lease expires on May 31, 2025, with three five-year extension options. As of February 1, 2014, the annualized base rent (net of rental abatements) for this tenant was approximately $2.8 million, the remaining lease term was approximately 11.3 years and the average annual rental rate (net of rental abatements) over the remaining lease term was $43.23 per square foot.

The average occupancy rate for 222 Main during each of the last five years was as follows:

Year	Average Occupancy Rate
2009	(1)
2010	57%
2011	61%
2012	68%
2013	75%
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(1) 222 Main was completed in 2009 and did not commence operations until 2010.
The average effective annual rental rate per square foot for each of the last five years for 222 Main was as follows:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2009	(2)
2010	$12.17
2011	$20.47
2012	$27.97
2013	$28.68
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(1) Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
(2) 222 Main was completed in 2009 and did not commence operations until 2010.

The table below sets forth a schedule for expiring leases for 222 Main by annualized effective base rent (net of rental abatements) and by square footage as of February 1, 2014.

Year	Number of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2014	—	—	—	—	—
2015	1	294,314	3%	7,691	2%
2016	—	—	—	—	—
2017	1	161,019	2%	5,233	1%
2018	3	469,709	5%	14,788	4%
2019	1	246,868	2%	8,023	2%
2020	2	542,410	5%	18,142	5%
2021	3	990,391	10%	46,520	13%
2022	1	67,650	1%	2,741	1%
2023	2	153,751	1%	6,383	2%
Thereafter	2	7,484,261	71%	252,630	70%
We believe that 222 Main is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire 222 Main, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of 222 Main, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years. For the year ended December 31, 2013, 222 Main recorded $1.4 million in property tax expense.

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